FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Summary of the resolutions approved by the Annual General Shareholders’ meeting of Empresas ICA, S.A.B. de C.V., on April 29, 2016.

IV.	Discussion, approval and amendment, if any, of the reports mentioned in items I and II. Resolutions in this regard.

The shareholders approved by majority vote the following:

Resolutions

First.- Approval was given to the Report and the Opinion given by the Board of Directors and the Report on the operations of the Company by the Chief Executive Officer, in their entirety and in each of their parts.

Second.- Approval was given to the consolidated financial statements of the Company and its subsidiaries, the legal entity financial statements of the Company, and the results of operations for the year ending December 31, 2015.

Third.- To append to the Acts of the Shareholders’ Meeting copies of the Reports and Opinions, as well as a copy of the consolidated and legal entity financial statements of the Company for the year ending December 31, 2015.

V.	Allocation of net results, increase in reserves, approval of the maximum amount available to repurchase shares, and, in the event, declaration of dividends. Resolutions in this regard.

The shareholders approved by majority vote the following:

Resolutions

First.- Approval was given for the allocation of net result of the year, and the determination of the closing shareholders’ capital balances, in the form and under the terms proposed by the Board of Directors in accordance with the presentation of the Chairman of the Board.

Second.-Approval was given of noting that the number of shares representing the fixed minimum social capital of the Company as of the end of 2015 was 34,878,292 shares.

VI.	Determination of emoluments for the members of the Board of Directors and Officers. Resolutions in this regard.

The shareholders approved by majority vote the following:

Resolution

Sole.- It was approved to adjust the emoluments paid to every member of the Board of Directors, an amount of Ps. 20,000 net for every extraordinary session of the Board or Committee that they attend

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VII.-	Designation or ratification, as needed, of the members of the Board of Directors and the Chairmen of the Audit, Corporate Practices and Finance, Planning and Sustainability Committees. Resolutions in this regard.

The shareholders approved by majority vote the following:

Resolutions

First.- Approval was given of the separation as Board Members of José Luis Guerrero Álvarez, Alonso Quintana Kawage, Diego Quintana Kawage, Fernando Flores y Pérez, Salvador Alva Gómez, Eduardo Revilla Martínez, Margarita Hugues Vélez, and Alfonso González Migoya, and the Shareholders approved their management and released them from any responsibility in any capacity in regards to the Company, awarding them a recognition of their commendable work performed as members of the Board of Directors and the Special Committees of the Company.

Second.- Luis G. Zazueta Domínguez was nominated as a new Independent Director of the Board of Directors, and Luis Fernando Zárate Rocha, Sergio Fernando Montaño León and Guadalupe Phillips Margain were nominated as new Patrimonial Directors of the Board of Directors.

Third.- Approval was given to ratify Carlos Guzmán Bofill as Independent Director for the term ending April 2017.

Fourth.- Approval was given to ratify Elsa Beatriz García Bojorges and Bernardo Sepúlveda Amor as Independent Directors and to ratify Bernardo Quintana Isaac as Patrimonial Director, all for the term beginning May 2015 through April 2018.

Fifth.- Approval was given to ratify Jorge Ricardo Gutiérrez Muñoz and designate Luis G. Zazueta Domínguez as Independent Directors, as well as to designate Luis F. Zárate Rocha, Sergio F. Montaño León and Guadalupe Phillips Margain as Patrimonial Directors, all for the term beginning May 2015 through April 2019.

Sixth.- Approval was given that the Board of Directors of Empresas ICA, S.A.B. de C.V. be made up as follows and which will enjoy all the powers and be subject to all the obligations and responsibilities established by the Securities Market Law and the Bylaws of the Company:

DIRECTOR	POSITION
1. Bernardo Quintana Isaac	Chairman/Patrimonial
2. Luis F. Zárate Rocha	Patrimonial
3. Sergio F. Montaño León	Patrimonial
4. Guadalupe Phillips Margain	Patrimonial
5. Carlos Guzmán Bofill	Independent
6. Elsa Beatriz García Bojorges	Independent
7. Bernardo Sepúlveda Amor	Independent
8. Jorge Ricardo Gutiérrez Muñoz	Independent
9. Luis G. Zazueta Domínguez	Independent

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Seventh.- Ratification was given of the designations of Rodrigo Antonio Quintana Kawage as Secretary Non-member of the Board of Directors.

Eighth.- Ratification was given of the designations of Elsa Beatriz García Bojorges as Chair of the Audit Committee and of designation of Carlos Guzmán Bofill as Chair of the Corporate Practices Committee.

Ninth.- To append to the Acts of this Shareholders’ Meeting a copy of the documents mentioned in accordance with the Chairman’s presentation.

VIII. Appointment of special delegates. Resolutions in this regard.

The shareholders approved by majority vote the following:

Resolutions

Sole .- Rodrigo Antonio Quintana Kawage, Rodolfo Noble Medina, Diana Vázquez Marín, Jorge Armando Echagaray Rivera y Alejandro López Paredes were designated as Special Delegates, in order to formalize, acting severally or jointly, by means of partial or total protocols of the Acts of this Shareholders’ Meeting, before a Notary Public of their selection, to seek inscription in the Public Commercial Register, as might be necessary, and to issue or show the certifications required in general or for any of the parts, as might be necessary, before the competent authorities of the National Banking and Securities Commission.

[Intentionally left in blank. Signature page follows]

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_____________________________________

Rodrigo A. Quintana Kawage

Secretary of the Board of Directors

[Signature page to Summary of the resolutions approved by the Annual General Shareholders’ meeting of
EMPRESAS ICA, S.A.B. de C.V., on April 29, 2016]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer